UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.           Immediate Report dated March 27, 2015 regarding Offer for Allana Potash Shares

Item 1

March 27, 2015

Offer for Allana Potash Shares

Pursuant to Note 11 of ICL (the "Company") 2014 20F (annual report), the Company hereby wishes to announce that it has entered into an arrangement agreement with Allana Potash Corp., a company that focuses on the acquisition and development of potash assets and whose shares are traded on the Toronto Stock Exchange, to acquire all the common shares of Allana. The Company currently holds 16.36% of Allana’s shares which it acquired in 2014, and has offered to acquire all of the other outstanding common shares of Allana. The consideration offered to Allana shareholders is C$ 0.50 per share, or approximately C$137 million, and will be paid by the Company in cash and shares of its common stock (shares of the Company's common stock are solely offered to Liberty Metals and Mining Holdings, LLC, which currently holds 11.86% of Allana's outstanding shares). The transaction is supported by Allana’s Board of Directors, is subject to regulatory and Allana shareholder approval, and will be undertaken by way of a plan of arrangement under Canadian law.

Allana holds a concession to mine potash in Ethiopia, through its subsidiary, Allana Potash Afar Plc. Pursuant to its feasibility study, Allana estimates that its Danakhil project could yield up to one million tonnes of muriate of potash production per year for 25 years.

The closing of the transaction is subject to certain customary conditions, including among others, approval of the shareholders of Allana, approval by the Superior Court of Justice of Ontario (Commercial List), and applicable regulatory approvals, including the different Securities Commissions and the Toronto Stock Exchange, therefore, there is no certainty that the closing of this transaction will occur or that it will occur as expected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: March 27, 2015